SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 03 August 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This announcement replaces the original announcement released on 2 July 2012 (RNS No: 7086G) to correct the name of the registered holder. All other information remains unchanged

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer The Governor & Company of the Bank of Ireland	2	Name of person discharging managerial responsibilities Mr V. Prem Watsa. - Director
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person N/A	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Notification in relation to person named in 2 above
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Stock of €0.05 per unit	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

1109519 ONTARIO LIMITED
(Wholly owned by Mr. V Prem Watsa)

7	State the nature of the transaction Acquisition of Ordinary Stock	8	Number of shares, derivatives or other financial instruments linked to them acquired 100,000 units of Ordinary Stock
9	Number of shares, derivatives or other financial instruments linked to them disposed of N/A	10	Price per share or derivative or other financial instrument linked to them or value of transaction €0.0878 per unit of Ordinary Stock
11	Date and place of transaction 27 June 2012, Canada	12	Date issuer informed of transaction 29 June 2012
13	Any additional information	14	Name of contact and telephone number for queries Jeremy Crean Deputy Group Secretary Tele No: + 353 (0) 76 623 4761
	Name and signature of duly designated officer of issuer responsible for making notification Jeremy Crean, Deputy Group Secretary Date of notification 2 July 2012

Information required under ISE Listing Rule 6.10

15	Description of class of share Ordinary Stock of €0.05 per unit	16	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000331867%
17	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A	18
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,807,563,858 units of  Ordinary Stock of €0.05 per unit
 9.31739% of Ordinary Stock

If a person discharging managerial responsibilities has been granted options by the issuer, please complete the following boxes:

19	Date of grant N/A	20	Period during which or date on which it can be exercised N/A
21	Total amount paid (if any) for grant of the option N/A	22	Description of shares involved (class and number) N/A
23	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise N/A	24	Total number of shares over which options are held following notification N/A

Name and signature of duly designated officer of issuer responsible for making notification Jeremy Crean, Deputy Group Secretary Date of notification 2 July 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 03 August 2012